82-34764

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

RECEIVED
2004 MAY 11 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Commercial International Bank (Egypt) S.A.E., Giza

SUPPL

Cairo on 3 March 2004

To: Mr. Hisham Amer, General Manager of the Disclosure Department, Cairo & Alexandria Stock Exchange

Attn: Mohamed Shawky, Disclosure Department

With reference to the rules of continuity concerning registration and deregistration of securities and as per Decree No. 30, issued by the General Capital Market Authority, kindly find attached herewith the original of Form No. 232 concerning the coupon dividend data for the fiscal year 2003, which shall be approved by the Managing Director together with a summary of the resolutions taken by the Ordi[redacted]l Assembly of the Bank held on 2 March 2004.

04024923

With full respect,

Naguib Za'fan
General Manager of Financial Affairs
{Illegible signature}

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

dlw 5/19

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82-34764

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

Form No. (232)

Coupon Dividend Data

- **Name of the Bank**: Commercial International Bank (Egypt)
- **Communication Officer-in-Charge**: Mrs. Sahar El Sallab
- **E-Mail**: {*left blank*}
- **Registration Code**: {*left blank*}
- **Date of Registration on the Stock Exchange**: 12 October 1993
- **Number of Issued Shares**: 130 million shares
- **Number of Issues**: Ten
- **Paid up Capital Percentage**: Paid in full

Date of convening the Ordinary General Assembly:	2 March 2004	
Number of the Paid Coupon:	(28)	
Net Value and its Currency:	LE 1.50 (One & half Egyptian Pounds)	
Date of Payment:	22 March 2004	
Due Date:	Payment shall commence as of Monday 22 March 2004 for transactions carried out until the meeting scheduled to be held on 17 March 2004.	
Type of Subscription:	General (X)	Closed ( )
Central Keeping:	Yes (X)	No ( )
Type of Circulation:	Price Ceiling ( )	Without Price Ceiling (X)
Dividends of the Fiscal Year:	Ending on 31 December 2003	

The abovementioned data has been prepared under the responsibility of the Bank Management, in accordance with the disclosure requirements stipulated in the Rules for Securities Registration on the Stock Exchange, as per Decree No. 30 issued by the General Capital Market Authority on 18 June 2002. The Bank acknowledges its responsibility in relation to the authenticity of such data.

Signatures: {*Illegible signature*}

Financial Manager

{*Illegible signature*}
Naguib Za'fan
General Manager of Financial Affairs

{*Illegible signature*}
Mahmoud Anwar
General Manager of Financial Sector

Communication Officer-in-Charge

{*Illegible signature*}
Sahar El Sallab
Managing Director

Bank Seal: {*left blank*}

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مَرْكَز الترْجَمَة المعتَمَدة
يُوسف وَمُشاركوه
مترجمون معتمدون ومحلفون

A Summary of the Resolutions of the Ordinary General Assembly of the Commercial International Bank (Egypt) Held on 2 March 2004

First Resolution

The Ordinary General Assembly approved the Board of Directors' Report concerning the business and financial position of the Bank during the fiscal year ending 31 December 2003.

Second Resolution

The General Assembly unanimously approved the Balance Sheet, Income Statement and other financial statements for the fiscal year ending 31 December 2003.

Third Resolution

The General Assembly approved the Dividends Account for the fiscal year 2003.

Fourth Resolution

The Ordinary General Assembly unanimously agreed on discharging the Members of the Board of Directors for the fiscal year ending 31 December 2003, in addition to determining their annual bonus for the fiscal year 2004.

Fifth Resolution

The Ordinary General Assembly approved those appointments that took place on the Board of Directors since the last meeting of the Ordinary General Assembly.

Sixth Resolution

The Ordinary General Assembly agreed to re-appoint the accountants Messrs. Hazem Hassan and Emad Hafez Ragheb, as Auditors of the Bank accounts for the fiscal year ending 31 December 2004.

Seventh Resolution

The Ordinary General Assembly agreed to grant the Board of Directors a general authorization to offer donations during the fiscal year 2004, with each exceeding LE1,000, as per Article (101) of the Companies Act No. 159 of 1981.

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Commercial International Bank (Egypt)S.A.E.
Giza

البنك التجاري الدولي (مصر) ش.م.م
الجيزة

82-34764

send it to SUZAN, copy to file for ADR

القاهرة في ٣ مارس ٢٠٠٤

السيد الأستاذ / هشام عامر
مدير عام إدارة الإفصاح
ببورصتي القاهرة والأسكندرية

عناية الأستاذ / محمد شوقي
إدارة الإفصاح

تحية طيبة وبعد ، ، ،

بالإشارة إلى قواعد قيد وإستمرار قيد وشطب الأوراق المالية والصادرة بقرار الهيئة العامة لسوق المال رقم (٣٠) ، نتشرف بإرفاق أصل نموذج رقم ٢٣٢ والخاص ببيانات توزيع كوبونات الأرباح عن عام ٢٠٠٣ معتمداً من العضو المنتدب و مرفق به ملخص لقرارات الجمعية العامة العادية للبنك المنعقدة في ٢ مارس ٢٠٠٤ .

وتفضلوا بقبول فائق الإحترام ، ، ،

نجيب زعفان
مدير عام الشئون المالية

عمارة برج النيل ٢١ / ٢٣ شارع شارل ديجول - الجيزة سابقاً - الجيزة ص . ب : ٢٤٣٠ القاهرة - ت : ٥٧٠٣٠٤٣ (٦ خطوط) س . ت : ٦٩٨٢٦ الجيزة فاكسيملي : ٥٧٠٢٦٩١ - ٥٧٠٣١٧٢
Nile Tower Building 21/23 Charles de Gaulle St. Giza . P.O. Box : 2430 Cairo Tel.: 5703043 C.R. 69826 Giza Tlx.: 21235 - 21912 - 94348 - 92394 CNBCA UN
Facsmile : 5702691 - 5703172

نموذج رقم (٢٣٢)

82 - 34764

بيانات توزيعات الكوبونات

- إسم البنك : البنك التجـــارى الدولى (مصر)
- مسئول الاتصال: الأستاذة / سحر السلاب
- البريد الاليكترونى:
- كود القيد:
- تاريخ القيد بالبورصة:١٩٩٣/١٠/١٢
- عدد الاسهم المصدرة: ١٣٠مليون سهم
- عدد الاصدارات: عشرة
- نسبة المدفوع من رأس المال: مسدد بالكامل

تاريخ إنعقاد الجمعية العامة العادية:	٢ مارس ٢٠٠٤	
رقم الكوبون المنصرف:	(٢٨)	
القيمة الصافية و عملتها:	٥و١ جم (جنيها واحداً وخمسون قرشاً)	
تاريخ الصرف:	٢٢ مارس ٢٠٠٤	
تاريخ الإستحقاق	سيتم الصرف إعتباراً من الأثنين ٢٠٠٤/٣/٢٢ عن العمليات المنفذة حتى جلسة يوم الأربعاء ٢٠٠٤/٣/١٧	
نوع الاكتتاب:	☑ عام	☐ مغلق
حفظ مركزى:	☑ نعم	☐ لا
نوع التداول:	حدودسعرية	☑ بدون حدود سعرية
التوزيع عن السنة المالية:	المنتهية فى ٣١ ديسمبر ٢٠٠٣	

تم إعداد البيانات المذكورة تحت مسئولية إدارة البنك و ذلك طبقا لمتطلبات الافصاح الواردة بقواعد قيد الاوراق المالية بالبورصـــة والصادرة بقرار هيئة سوق المال رقـــم (٣٠) بتاريخ ٢٠٠٢/٦/١٨ و يقر البنك بمسئوليته عن صحة ما ورد بهذه البيانات.

التوقيعات:

المدير المالـــــى

نجيب زعفان
مدير عام الشئون المالية

محمود أنـــور
مدير عام القطاع المالى

مسئول الإتصال

سحر السلاب
العضـــــو المنتـــــدب

ختم البنك :

82-34764

ملخص قرارات الجمعية العامة العادية
للبنك التجارى الدولى (مصر)
المنعقدة فى ٢ مارس ٢٠٠٤

القـــرار الأول

أقرت الجمعية العامة العادية تقرير مجلس الإدارة عن نشاط البنك ومركزه المالى خلال السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٣

القـــرار الثانى

صدقت الجمعية العامة بالإجماع على الميزانية وقائمة الدخل والقوائم المالية الأخرى عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٣ .

القـــرار الثالث

وافقت الجمعية العامة على حساب توزيع الأرباح عن عام ٢٠٠٣

القـــرار الرابع

وافقت الجمعية العامة العادية بالإجماع على إخلاء طرف السادة أعضاء مجلس الإدارة عن السنة المالية المنتهية فى ٣١ ديسمبر ٢٠٠٣ ، كما وافقت بالإجماع على تحديد المكافأة السنوية للسادة أعضاء مجلس الإدارة عن عام ٢٠٠٤

القـــرار الخامس

أقرت الجمعية العامة العادية التعيينات التى تمت فى عضوية مجلس الإدارة منذ آخر إجتماع للجمعية العامة العادية .

القـــرار السادس

وافقت الجمعية العامة على إعادة تعيين المحاسب الأستاذ / حازم حســن والمحاسـب الأستاذ / عماد حافظ راغب مراقبين لحسابات البنك عـــن السنة الماليـــة المنتهـــية فـــى ٣١ ديسمبر ٢٠٠٤

القرار السابع

وافقت الجمعية العامة العادية على منح مجلس الإدارة ترخيصاً عاماً لتقديم تبرعات خلال عام ٢٠٠٤ يزيد كل منها عن ألف جنيه مصرى ، وتمنح وفقاً لما ورد بالمادة ١٠١ من قانون الشركات رقم ١٥٩ لسنة ١٩٨١

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

{Al 'Alam Al Youm Newspaper, Edition No. 3980 dated 3 March 2004}

Commercial International Bank (Egypt) S.A.E

The Bank has the pleasure to announce that the Ordinary General Assembly was held on Tuesday 2 March 2004.

The Ordinary General Assembly approved the fiscal accounts of the Bank for the fiscal year ending 31 December 2003. It also approved the Dividend Account, including the payment of Coupon No. 28, amounting to LE1.50 (one & half Egyptian Pounds), in cash, per share for those transactions that will be carried out until the meeting scheduled to be held on 17 March 2004. The payment shall be effected as of Monday 22 March 2004 through Misr Company for Clearing, Settlement and Central Keeping from the following payment outlets:

- **Commercial International Bank**: (Hoda Sh'rawy, Shooting Club, El Nasr, Port Said, Giza, Alexandria, El Mansoura, Tanta, and Maryland Branches)
- **Egyptian American Bank**: (Al Gomhoreya Branch, located at 70 Al Gomhoreya Street).
- **National Bank of Egypt**: (Head Office, Tharwat, Alexandria, Abou El Abbas, Giza, El Golf, Assyout University and Al Zagazig branches)
- **Misr Iran Development Bank**: (Nasr City branch located at Abbas El Aqqad Street)
- **Egyptian Labor Bank**: (Heliopolis branch located behind El Nozha Police Station)
- **Misr Romania Bank**: (El Mohandseen branch located at Lebanon Square)
- **Delta International Bank**: (El Haram, Suez, El Minia and El Merghany branches)
- **Arab Bank**: (Cairo branch)
- **Alexandria Commercial & Maritime Bank**: (Sa'ad Zaghloul branch)
- **Misr International Bank**: (El Alfy, Alexandria and El Mahala Al Kobra branches)
- **El Watany Egyptian Bank**: (El Mohandseen branch)
- **Misr Exterior Bank**: (El Mohandseen, Cairo Plaza and El Saba' 'Omarat branches)
- **National Bank for Development**: (El Bourse, Helwan and Shoubra branches)
- **Banque Misr**: (Head Office, El Minia and Souhag branches)
- **Suez Canal Bank**: (Cairo branch)

(Evening, Holidays and Official Vacations ATM Services)

Egyptian American Bank: (Shooting and Sporting Club Branches for Club Members only.)

NB: Kindly bring the original of the payment documents to be sighted as well as a copy for submission.

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2004/3/3
العدد 3980

46 مليون جنيه اعتمادات إضافية للعاملين بالمناطق النائية

□ كتبت ـ جيهان الصاوى:

أكد مصطفى عبد القادر وزير التنمية المحلية انه تم التنسيق مع الدكتور مدحت حسانين وزير المالية على اتاحة 46 مليون جنيه اعتمادات اضافية لصرف المقابل النقدى للعاملين بالمناطق النائية فى 9 محافظات ومدينة الاقصر، ليصبح اجمالى الاعتمادات التى يتم صرفها فى 14 محافظة 280 مليون جنيه.

واشار الوزير الى انه تم صرف 1.2 مليون جنيه كاعتماد اضافى للعاملين فى بعض المناطق بمحافظة الاسكندرية، و 3.5 مليون لمطروح، و6.4 مليون للبحر الاحمر، و500 الف جنيه بجنوب سيناء، و2.3 مليون لاسيوط، و1.5 للوادى الجديد و7.5 مليون لسوهاج و10.4 مليونا لمحافظة قنا و8.5 مليون لاسوان و4.1 مليون للاقصر.

برأسمال 750 ألف جنيه
شركة ملاحة مصرية سورية

□ كتب ـ خالد سيف الدين:

تم توقيع عقد لإنشاء أول شركة مشتركة بين مصر وسوريا فى مجال الخدمات البحرية ويقدر رأسمالها بـ 750 ألف جنيه مصرى، صرح بذلك اللواء حاتم القاضى رئيس الاتحاد العربى لغرف الملاحة البحرية وقال إنه تم توقيع العقد بين شركتى «طيارة» للخدمات البحرية و«كادمار» المصرية للملاحة مشيرا إلى ان الشركة الجديدة تعد باكورة التعاون العربى فى مجال الخدمات البحرية وتهدف إلى تنشيط التجارة البينية بين مصر وسوريا والعراق.

وأضاف أن الشركة الجديدة ستتولى نقل الركاب والبضائع بين مصر وسوريا والعراق فضلا عن تنشيط الحركة السياحية بين البلدان الثلاث.

وأشار القاضى إلى أن الاتحاد العربى لغرف الملاحة بالتنسيق مع وزارة النقل السورية ووزارة السياحة المصرية يدرس إمكانية إنشاء خط ملاحى بين كل من مصر وسوريا وتركيا تمهيدا لبدء تنفيذ المشروع فى يوليو القادم.


حسن يونس

...باء الأوروبية العام الحالى

كهرباء الذى يبلغ نحو 2,5 مليار جنيه سنويا تستفيد منه جميع الشرائح خاصة محدودى الدخل البالغ نسبتهم 80٪ من اجمالى المستهلكين بالاضافة الى استمرار تحسين الخدمة عن طريق تطوير 197 هندسة فنية وتجارية على مستوى الجمهورية واستخدامها الحاسبات الالكترونية لمواجهة زيادة عدد المشتركين العام الحالى بحوالى مليون 200 الف وهو ما يخدم اكثر من 4 ملايين مواطن جديد هذا العام.

اشار الوزير الى ان مارس الجارى سيشهد بدء التشغيل التجارى لسلسلة من محطات توليد الكهرباء فى شمال غرب خليج السويس بطاقة 680 الف كيلو وات ومحطة شرق الغريبة بطاقة مماثلة ووحدات مزارع الرياح بالبحر الاحمر ما يضيف طاقة جديدة تبلغ مليونا و400 الف كيلووات جديدة لمواجهة احتياجات المشروعات الصناعية والانتاجية الجديدة خاصة المنطقة الاقتصادية بخليج السويس وشرق التفريعة.

المكتب التجارى فى سول:
فرص كبيرة للرخام المصرى فى كوريا

□ كتبت ـ نجلاء الرفاعى:

...: إجراءات خلال ساعات لمنع التلاعب فى الأسعار

...محمد حنفى - طاهر يونس:

...ماعه اول امس مع مجالس ادارات الشعب ...مستوردين والملابس الجاهزة والحدايد ...د. حسن خضر وزير التموين والتجارة

الجديد سيراعى التدرج فى العقوبة.

وقد تقدم ممثلو الشعب بمذكرة تطالب بتوحيد الجهات الرقابية والتشريعات الجديدة التى سوف تصدر بهدف مراقبة الاسواق.

لدخول مينة السلع التموينية كمستورد رئيسى لبعض السلع الرئيسية مثل السكر والزيت والارز وسلع اخرى وتوفيرها للمستهلكين باسعار مناسبة ومخفضة لكسر حدة ارتفاع الاسعار فى الاسواق.. كما يتعرض المجلس

...إسكندرية يطلبون خفض المساهمة فى تنمية تكنولوجيا المعلومات

...علي بدر:

...رجال الاعمال بالاسكندرية ...مشاركة شركات تكنولوجيا ...ت تنمية هذه الصناعة، واكدت ...دها مشروع قانون التوقيع ...وح بين 10٪ و20٪ من أرباح ...تفعة جدا وستؤدى إلى زيادة هذه الشركات.

...ـة فى مذكرة أعدتها إلى رئيس الوزراء ووزير الاتصالات تعديل تعريف «المحرر» فى قانون الاثبات ليتلاءم مع طبيعة المحرر الالكترونى، ودعت إلى الاسترشاد فى ذلك بقانونى التجارة الالكترونية والتوقيع الالكترونى الذين وضعتهما الامم المتحدة. واكدت الجمعية ضرورة تعديل تعريف التوقيع الالكترونى ليكون البصمة الالكترونية، وتغيير اسم «شهادة التصديق الالكترونى» إلى شهادة «التصديق» فقط لانها شهادة ليست الكترونية بالضرورة.

...» اتفاقيات مع «7» شركات أجنبية
...حراء الغربية وخليج السويس

...بها فى حدود وخصما من 30٪ من كل البترول المنتج والمحتفظ به من جميع عقود التنمية داخل حدود المنطقة الذى لم يستخدم فى العمليات البترولية.

كما وافق المجلس على اتفاقية مع شركة «اينا آند ستريا نافت دى. دى. زغرب ـ نافستابلين» وشركة أر دابليو إلى دى اى ايه اى جى للبحث عن البترول واستغلاله فى منطقة شرق ديما بالصحراء الغربية وتبلغ مساحة منطقة البحث 1358 كيلوا مترا مربعا وتستمر فترة البحث الكلية 6 سنوات ونصف، تلتزم الشركتان خلال عامين ونصف العام بانفاق مالا يقل عن 5 ملايين دولار على عمليات البحث والانشطة المتعلقة بها على أن تلتزم الشركتان باجراء 150 كيلو مترا مسحا سيزما ثنائى الابعاد وحفر بئرين وتنفق الشركتان خمسة ملايين أخرى خلال فترة الامتداد الأولى ومدتها سنتان مع الالتزام بحفر بئرين خلال تلك الفترة وتلتزم الشركتان بانفاق مالا يقل عن 6 ملايين دولار خلال فترة الامتداد الثانية ومدتها سنتان مع الالتزام بحفر ثلاثة آبار خلال هذه الفترة.

أما الاتفاقية الرابعة فهى مع شركة ايوك بروذكشن بى. فى وشركة لوك اجيب. لى. فى وهيئة التمويل الدولية لتعديل اتفاقية الالتزام الصادرة بموجب القانون رقم 5 لسنة 1978 فى شأن البحث عن البترول واستغلاله فى منطقة مليحة بالصحراء الغربية.

وتلتزم الشركات بانفاق مبلغ 32 مليون دولار كحد أدنى وذلك بانفاق 8 ملايين دولار على عمليات البحث وانفاق 30 مليون دولار على عمليات التنمية، وتصل مدة العقد إلى 30 سنة يمكن ان تجدد كل 10 سنوات، وتمتد مساحة البحث إلى 1600 كيلو متر مربع تقريباً.

...تعانى من عمالة غير مدربة
...ايرة التطور التكنولوجى

...افتتاح المؤتمر ان شعبة ...جية بالمركز قامت بدور ...وتنفيذ عدد كبير من ...ـية فى اطار تعاقدى مع ...ع اكاديمية البحث العلمى ...جهات اجنبية حققت عائدا ...الشركات المستفيدة.

...ـهاب ان صناعة النسيج ...معوقات والتحديات يأتى فى ...ـير المدربة على وسائل ...ممارسات الادارية العاجزة ...لور التكنولوجى والقوانين ...وما تفرضه من التزامات ...لات وعدم توافر قطع الغيار ...نتاج والتسويق فى وقت ...ملموسا فى سرعة التطور ...مليات النسجية وهو الامر ...ذه العمليات فى مصر ...ـلة مع نظام الايزو والايكو ...وصول الى قدرة تنافسية فى الاسواق العالمية.

ومن جانبه اكد الدكتور هانى الناظر رئيس المركز القومى للبحوث ان صناعة النسيج تبلغ استثماراتها 17 مليار جنيه وتضم 3 آلاف منشأة الامر الذى يفرض على العلماء ضرورة تقديم جميع الحلول التى من شأنها خفض تكلفة المنتج النسيجى وزيادة جودته.

واضاف ان الابحاث المطروحة فى المؤتمر سوف تركز على الرؤى المستقبلية على المستويين المحلى والعالمى لتطوير صناعة الغزل والنسيج والتريكو والمنسوجات التقنية وطرق التحضير الاولية والصباغة والطباعة والتجهيز والعمليات النسجية صديقة البيئة.

واشار عبد الباسط الى ان هناك 75٪ بحثا يناقشها 300 باحث مصرى بجانب 28 عالما اجنبيا من امريكا واوروبا والدول العربية، ومن المنتظر الخروج بعدد من التوصيات المهمة لتطوير صناعة النسيج المصرية والنهوض بجميع عملياتها الصناعية واعتماد حزمة تكنولوجية يمكن تطبيقها على الصناعات المصرية فى هذا المجال.

٣٤ ٣٦٤ - ٨٨

{Al Ahram Newspaper, Edition No. {*omission*} dated Wednesday, 3 March 2004}

The Commercial International Bank will Register its Shares on the New York Stock Exchange Next May

Written by: Maha Hassan

The Commercial International Bank decided to register the shares of the Bank for the first time as International Deposit Certificates on the American Stock Exchange. Hisham Ezz El Arab, Chairman of the Bank, declared that consistent with the General Assembly of the Bank, the first step of the executive procedures in relation to registering the shares on the New York Stock Exchange will be finished next May. He also indicated that registration of Egyptian securities on the International Stock Exchange would be deemed as an enhancement for the Egyptian economy, as such securities shall be granted the same privileges as the American Shares.

He added that such step shall contribute to the augmentation of shareholders' dividends by activating demand for the Bank shares from the American investment funds, which the Bank is unable to attract because its shares are only registered on the London Stock Exchange.

Furthermore, he said that such step shall be followed by another, namely studying the registration of the Bank shares on the Abu Dhabi and Kuwait Stock Exchanges, citing the Bank's submission of an application to inaugurate a liaison office in Dubai, which would represent a strong financial position in the Gulf. The Bank has already registered its shares on the London Stock Exchange. The Members of the Board of Directors of the Bank supported such Resolution in the General Assembly held yesterday which was attended by 56% of the shareholders, whose shares amounted to 73,713 million shares out of a total of 130 million shares, ensuring the Egyptian economy a positive step forward in order to keep pace with the ongoing international developments.

Furthermore, Mr. Ezz El Arab affirmed that the increase in the circulation percentage related to the CIB Deposit Certificates overseas was one of the motives in seeking registration on the American Stock Exchange, indicating that it had recently reached 28% compared to less than 10% five years ago.

He also said that the Bank was seeking to increase Bank shareholders' dividends by registering same in the USA, as 35% of the total of CIB's shareholders in the local market - whether financial corporations, investment funds or individuals - are foreigners.

82 - 34 764

مَرْكَز التَرْجَمَة المُعتَمَدة
يُوسُف وَمُشَارِكُوه
مُتَرْجِمُون مُعْتَمَدُون ومُحَلَّفُون

Mr. Mohamed El Ashmawy, Vice President of the Bank, said that although registration in the USA represents an additional responsibility on the part of the Bank as it would necessitate the Bank being subject to bi-monthly audits by the New York Stock Exchange, it would also, however, yield positive results with the added advantage of maintaining shareholders' rights.

In response to the queries of some Bank shareholders in relation to their concerns about the Egyptian purchasing power and the focus on foreigners would be negatively affected as a result of share registration on the American Stock Exchange. Furthermore, Mr. Ezz El Arab said that the revenue yielded from registration and circulation would benefit all shareholders, irrespective of their nationalities, especially as the Bank is always seeking to maximize shareholders' revenues.

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تشارك فيه ۳ دول

منتدى الحوار العربى اليابانى يبدأ أعماله بالإسكندرية اليوم

طوكيو ـ من كمال جاب الله:

تبدأ بالاسكندرية اليوم اعمال الجولة الثانية لمنتدى الحوار العربى اليابانى فى الاسكندرية بمشاركة وفود من مصر واليابان مبارك ورئيس الوزراء اليابانى جونتشيرو كويزومى فى شهر مايو الماضى بالقاهرة.

ومن المقرر أن يناقش منتدى الحوار العربى ـ اليابانى الذى تتواصل اعماله لمدة يومين فى الإسكندرية، اتحاد الصناعات المصرية، والدكتور فاروق اسماعيل رئيس جامعة القاهرة الاسبق، والسفير عبدالفتاح شبانة سفير مصر الاسبق فى اليابان.

فى الوقت نفسه من المقرر ان يرأس الوفد السعودى فى الحوار الأمير سعود

مجالات صناعات الإعلام حيث يمثل العنصر البشرى أهم مكونات هذه الصناعة.

وبأن يكون المؤتمر سنويا وفى ذات الميعاد نظرا لما يمكن ان يسهم به فى أهمها اصدار أول دليل يضم جميع الاطراف العاملة فى مجال تكنولوجيا المعلومات بهدف توحيد الجهود والتعاون بين اقطاب هذه الصناعة.

مسئول يابانى:

مباحثات مع مصر لاقامة منطقة تجارة حرة

كتب ـ محمد عثمان:

أعلن السيد تاكايا سوتو مدير مركز نزع السلاح ومنع الانتشار بمعهد العلاقات الدولية اليابانى وسفير اليابان السابق فى مصر أن اليابان تبحث فى الاستفادة من التكنولوجيا العربية مع المحافظة على تقاليدها وهو مايشكل نموذجا أمام الدول العربية والإسلامية للحفاظ

المصرية فى المشروعات الجديدة بقيمة ۹.۲ مليون جنيه مصرى من الحكومة المصرية.

وتتضمن المشروعات الجديدة إنشاء نظام صرف بمنطقة الأزهرى ببنى سويف وإنشاء بنى سويف بتمويل قدرة ۸.۳ مليون دولار، كما تقدم ۱.٦ مليون دولار لليونسيف لأعمال إدخال تركيبات المياه والصرف بالمنازل وللتربية البئية بالقرى.

البنك التجارى الدولى يسجل اسهمه ببورصة نيويورك مايو المقبل

كتبت ـ مها حسن:

قرر البنك التجارى الدولى تسجيل اسهم البنك فى صورة شهادات ايداع دولية بالبورصة الامريكية لأول مرة. وصرح هشام عز العرب رئيس البنك على هامش الجمعية العمومية للبنك بانه سيتم الانتهاء من اولى الخطوات التنفيذية لتسجيل الاسهم فى بورصة نيويورك فى مايو المقبل مشيرا إلى ان تسجيل ورقة مصرية فى البورصات العالميه تعتبر اضافة للاقتصاد المصرى مما يمنحها المزايا التى تتمتع بها الاسهم الامريكية.

واضاف ان هذه الخطوة ستسهم فى تعظيم ارباح المساهمين من خلال تنشيط الطلب على اسهم البنك من جانب صناديق الاستثمار الامريكية التى لا نتمكن من جذبها لكون اسهم البنك مسجلة فى بورصة لندن فقط.

وقال ان هذه الخطوة ستتبعها خطوة اخرى هى دراسة تسجيل اسهم البنك فى بورصتى ابوظبى والكويت مشيرا الى ان البنك تقدم بطلب فتح مكتب تمثيل فى دبى التى تمثل مركزا ماليا قويا فى الخليج. وكان البنك قد سجل اسهمه فى بورصة لندن.



هشام عز العرب



محمد عشماوى

وقد عزز المساهمون فى البنك هذا القرار فى الجمعية العمومية التى عقدت امس بحضور ٥١٪ من المساهمين والذين يصل عدد اسهمهم الى ۷۳,۷۱۳ مليون سهم من اجمالى ۱۳۰ مليون سهم واكدوا انها تعتبر خطوة جيدة نحو الامام للاقتصاد المصرى والتى تتواكب مع التطورات العالميه المتلاحقة.

واكد هشام عز العرب ان تزايد نسبة التداول على شهادات الايداع البنك التجارى الدولى فى الخارج كانت احد الدوافع لسعى البنك للتسجيل فى بورصة الاوراق الماليه الامريكيه مشيرا إلى انها سجلت أخيرا نسبة ۲۸٪ مقارنة بنسبة اقل من ۱۰٪ منذ الخمس سنوات الماضية.

وقال ان البنك يستهدف من خلال التسجيل فى امريكا التوسع فى تنويع مساهمى البنك حيث ان نسبة ۳٥٪ من حملة الاسهم التجارى الدولى فى السوق المحلية من الاجانب سواء كانت مؤسسات مالية او صناديق استثمار او افرادا.

ومن جانبه قال محمد عشماوى نائب رئيس البنك ان التسجيل فى الولايات المتحده يمثل مسؤولية اضافية على البنك حيث يتطلب ذلك ان يخضع البنك لمراجعة من جانب بورصة نيويورك كل ثلاثة أشهر الا ان نتائجها ايجابية ولها العديد من المزايا حيث تحافظ على حقوق المساهمين.

وردا على استفسارات بعض المساهمين بالبنك حول مخاوفهم من تأثر القوى الشرائية المصرية والتركيز على الاجانب نتيجة تسجيل الاسهم بالبورصة الامريكية قال هشام عز العرب ان العائد من التسجيل وتداول الاسهم فى الخارج سيكون لصلحة المساهمين بغض النظر عن جنسياتهم خاصة ان البنك يستهدف دائما تعظيم العائد لحملة الاسهم.

متوسط أسعار صرف العملات الأجنبية طبقا لبيانات البنك المركزى

العملة	تحويلات		بنكنوت	
	شراء	بيع	شراء	بيع
دولار امريكى	٦١٦.٩٤٧١	٦١٩.٩٤٧١	٦١٥.٣٩	٦١٨.٣٩
جنيه استرلينى	١١٤٥.٩٧٩٢	١١٥١.٥٥١٧	١١٤٣.٠٨	١١٤٨.٦٥
١٠٠ ين يابانى	٥٦٤.٦٥٩٦	٥٦٧.٤٠٥٤	٥٦٣.٢٣	٥٦٥.٩٨
ريال سعودى	١٦٤.٥١٩٢	١٦٥.٣١٩٢	١٦٤.١٠	١٦٤.٩٠
درهم الامارات	......	......	١٦٧.٥٤	١٦٨.٣٦
دينار كويتى	٢٠٩٣.١١٩٩	٢١٠٣.٢٩٨٠	٢٠٨٧.٩٣	٢٠٩٨.٠١
اليورو	٧٦٧.٥٤٣٩	٧٧١.٢٧٦٢	٧٦٥.٦٠	٧٦٩.٣٣

وفد بورصة شانجهاى يبحث تنشيط التعاون مع البورصة المصرية

كتب ـ عمرو فوزى:



سامح الترجمان

بحث الدكتور سامح الترجمان رئيس بورصتى القاهرة والإسكندرية مع وفد رفيع المستوى من بورصة شانجهاى الصينية، سبل التعاون المشترك بين البورصتين خلال زيارة وفد بورصة شانجهاى للبورصة المصرية أمس.

وأكد الترجمان أن هذه الزيارة تمثل خطوة مهمة نحو بداية التعاون وتمهيد الطريق لتوقيع مذكرة تفاهم بين البورصتين وتوطيد العلاقة مع بورصة شانجهاى.

كما تمت مناقشة سبل تطوير وتحسين التعاون فى المجالات المشتركة خاصة مع أهمية زيادة نشر المعلومات التى أعرب ممثلو بورصة شانجهاى عن رغبتهم فى التعارف على طبيعة عمل شركة مصر لنشر المعلومات والاطلاع على رغبتها فى إنشاء تطوير الخدمات المعلوماتية ذات قيمة مضافة للسوق المحلية.

كما قام الجانب الصينى بعرض نظام التداول المتطور المعمول به الذى يمكن أن يقوم باثنى عشر الف عملية فى الثانية وكيفية استفادة الجانب المصرى من هذا النظام.

وأشار الترجمان إلى أهمية التعاون مع الجانب الصينى خاصة فى مجال حوكمة الشركات، لما يتمتع به الجانب الصينى من خبرة فى هذا المجال.

فى الشركة القابضة للمطارات:

خطط لتحسين الخدمات بمطارات القاهرة والدخيلة

كتب ـ أحمد مسعود وحسين الزناتى:

تم الانتهاء من اعداد استراتيجية جديدة لمختلف سياسات وتوجهات الشركة القابضة للمطارات والملاحة الجوية بتحسين جميع القدرات ورفع كفاءة الخدمات بمطارات القاهرة لركاب الرحلات وزيادة عائدات الشركة واستثماراتها بهدف تعظيم حجم رءوس اموال الشركة والذى يقدر حاليا بمليارين و۷۰۰ مليون جنيه.

وقال المهندس ابراهيم مناع رئيس الشركة فى تصريحات صحفية ان الشركة انتهت من وضع مجموعة من الخطط لتطوير وتحديث المطارات المصرية من خلال التمويل الذاتى للشركة باستثناء عدد محدد منها موضحا أن حجم حركة الركاب فى زيادة مستمرة.

وأضاف أن الشركة ستقوم بتحسين الأوضاع المالية للعاملين بها، وذلك بزيادة المرتبات بنسب مئوية كل عام والذين يبلغ عددهم ۷٥۰۰ موظف منهم ٤الاف بشركة ميناء القاهرة الجوى وهو عدد يزيد بكثير على كل المعدلات الدولية، إلا أن هناك توجها سياسيا بعدم الاضرار بأى عامل أو الاستغناء عنه مراعاة للبعد الاجتماعى، فى الوقت الذى تقوم فيه الشركة بإعادة تأهيل وتدريب للعمالة غير المنتجة تحت مسمى «تدريب تحويلى».

...تى القاهرة والإسكندرية

بورصة ۳۰ CASE

